

October 24, 2013

<u>Via E-mail</u>
Mr. Robert J. Devers
Chief Financial Officer
Enservco Corporation
501 South Cherry St., Ste. 320
Denver, CO 80246

      Re: Enservco Corporation
                 Form 10-K for the fiscal year ended December 31, 2012
                 Filed March 28, 2013
                 File No. 0-09494

Dear Mr. Devers:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ A.N. Parker

                    Anne Nguyen Parker
                    Branch Chief